UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

Commission File Number 1-9700

A. Full title and address of the Plan:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
101 Montgomery Street
San Francisco, CA 94104

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
120 Kearny Street
San Francisco, CA 94108

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBITS

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: May 25, 2006

By: /s/ Jan Hier-King
Jan Hier-King
Chairman of Employee Benefits
Administrative Committee

Deloitte.

Exhibit 23.1

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44793 and 333-71322 of the Charles Schwab Corporation on Form S-8 of our report dated May 25, 2006 appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement and Investment Plan for the year ended December 31, 2005.

Deloitte + Touche LLP

May 25, 2006

SchwabPlan Retirement Savings and Investment Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 25, 2006

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments:		
Common stock of The Charles Schwab Corporation	$ 728,106,239	$ 688,416,486
Mutual funds	680,173,649	599,520,119
Money market funds	93,100,859	94,654,516
Self-directed brokerage accounts	256,475,791	236,838,451
Collective trust funds	27,054,682	11,167,229
Participant notes receivable	31,057,299	35,672,175
Total investments	1,815,968,519	1,666,268,976
Receivables:		
Employer contributions	50,926,640	48,984,593
Accrued dividends and interest	42,082	157,739
Due from broker for investments sold	1,808,451	5,311,622
Total receivables	52,777,173	54,453,954
Total assets	1,868,745,692	1,720,722,930
LIABILITIES:		
Due to broker for investments purchased	2,067,670	3,972,217
NET ASSETS AVAILABLE FOR BENEFITS	$1,866,678,022	$1,716,750,713

See notes to financial statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:		
Investment income:		
Dividends and interest	$ 40,411,929	$ 27,913,773
Net appreciation (depreciation) in fair value of investments:		
Common stock of The Charles Schwab Corporation	136,264,939	(11,221,146)
Mutual funds and collective trust funds	32,961,477	52,631,324
Self-directed brokerage accounts	6,739,020	13,204,791
Total investment income	216,377,365	82,528,742
Contributions:		
Participants' salary deferral and rollover	105,122,933	107,264,306
Employer contributions—net of forfeitures	51,449,135	48,984,593
Total contributions	156,572,068	156,248,899
Transfer of U.S.Trust Corporation 401(k) plan assets into Plan	-	304,112,118
Total additions to net assets available for benefits	372,949,433	542,889,759
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:		
Distributions to participants	(223,022,124)	(161,785,733)
INCREASE IN NET ASSETS	149,927,309	381,104,026
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,716,750,713	1,335,646,687
End of year	$1,866,678,022	$1,716,750,713

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2005, provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers substantially all employees of CSC and participating affiliates.

The Charles Schwab Trust Company (CSTC), a subsidiary of CSC and party in interest, serves as trustee of the Plan. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of the CSC common stock held by the Plan.

Effective January 1, 2004, the Plan and the U.S. Trust Corporation 401(k) plan merged, and all participants in the U.S. Trust Corporation 401(k) plan were immediately eligible to participate in the Plan. Participant accounts in the U.S. Trust Corporation 401(k) plan with a value of $304 million were transferred to the Plan on March 1, 2004.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code ($14,000 for 2005 and $13,000 for 2004). Such contributions are not currently taxable to participants and can be matched by an employer contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of 5 percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 or higher before the end of the Plan Year to make catch-up contributions up to 50% of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the Internal Revenue Code ($4,000 for 2005 and $3,000 for 2004). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided for in 2004 and 2005.

At the discretion of CSC, an additional contribution (Profit Contribution) based on company performance may also be made. No Profit Contribution was made for 2004 and 2005.

CSC's contributions are made in the first quarter for the preceding year. Participants must be an eligible employee on the last workday of the year to receive any Basic Match or Profit Contribution. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible for the Profit Contribution, if one is made. The allocation will be based on eligible compensation while a participant during the plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Basic Match, and the Profit Contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 13 core investment options in three general investment categories: money market instruments, stocks, and bonds.

In August 2004, CSC added the Target Retirement Funds, which are a set of collective trust funds offered through CSTC – Schwab Managed Retirement Trust Funds™. Each fund is diversified across multiple asset classes, including large-cap equities, small-cap equities, international equities, fixed income, stable value, and money market. These funds are designed to provide a single investment solution that is adjusted over time to meet participants' changing risks and return objectives as they near retirement.

Additionally, CSC provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the Target Retirement Funds and core investment options available. CSC participants pay a discounted $50 annual fee for maintaining a PCRA, and are responsible for paying trading fees and commissions in their PCRA. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part of their Plan balance in the PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of 1 percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent from their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate at the time the loan application is made plus 1 percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and actual earnings thereon. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in kind to a Charles Schwab & Co., Inc. brokerage account, in the form of mutual fund shares, instead of cash, and permits a terminating participant to elect to receive, in cash, the value of his or her account in the 401(k) and profit sharing components that had been invested in the CSC stock fund.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 50 with seven years of service or age 65. Forfeitures arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. During 2005 and 2004, the forfeiture amounts used to reduce the employer contribution were immaterial.

Administrative Expenses—The Plan Document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2005 and 2004, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of the Internal Revenue Code. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results could differ from those estimates.

Investment—The Plan's investments are generally stated at fair value. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year end. Investments held in a PCRA are valued at quoted market values at year end. Participant notes receivable are valued at cost, which approximates fair value.

The investment options of the Plan are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment options, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

3. TAX STATUS

The Internal Revenue Service has determined, and informed CSC by a letter dated October 5, 2005, that the Plan and related trust are designed in accordance with, and are currently being operated in compliance with, applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC. The dividend income earned on the CSC common shares held by the Plan was $4,724,018 and $4,450,063 for 2005 and 2004, respectively.

CSC contributions are held by CSTC, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for CSTC's fees are paid directly by CSC. Subsidiaries of CSC also provide investment management services related to several plan investments including the common stock of CSC.

5. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

	December 31, 2005	December 31, 2004
Common stock of The Charles Schwab Corporation—49,640,159 and 57,580,374 shares, respectively	$728,106,239	$688,416,486
Dodge & Cox Stock Fund—1,291,553 and 1,079,158 shares, respectively	177,226,853	140,527,999
Schwab 1000 Fund—3,035,900 and 3,238,392 shares, respectively	109,960,284	111,983,597
Schwab Value Advantage Money Fund—88,256,392 and 90,917,627 shares, respectively	88,256,392	90,917,627

* * * * * *

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN (EIN: 94–1737782; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
*	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION	49,640,159	$ 411,165,839	$ 728,106,239
	SCHWAB VALUE ADVANTAGE MONEY FUND®**	88,256,392	88,256,392	88,256,392
	INVESTORS BANK & TRUST INVESTCASH MONEY MARKET	4,844,467	4,844,467	4,844,467
*	PARTICIPANT NOTES RECEIVABLE: Interest rates ranging from 4.75 percent to 10.50 percent	-	31,057,299	31,057,299
	SELF-DIRECTED BROKERAGE ACCOUNTS	-	240,142,961	256,475,791
	COLLECTIVE TRUST FUNDS**	1,763,618	24,826,944	27,054,682
	MUTUAL FUNDS:			
	Dodge & Cox Stock Fund	1,291,553	146,863,826	177,226,853
	Schwab 1000 Fund®**	3,035,900	94,362,438	109,960,284
	Europacific Growth Fund	1,811,907	58,056,692	74,469,392
	Rainer Small/Mid Cap Equity Instl Class	1,902,092	48,310,941	63,663,035
	Janus Fund	2,185,931	54,325,420	55,806,825
	PIMCO Total Return Fund	4,818,544	51,722,691	50,594,717
	Royce Opportunity Fund	3,869,349	45,618,278	47,554,304
	Schwab Small-Cap Index Fund®**	1,531,201	27,152,457	35,110,441
	Schwab International Index Fund®**	1,850,131	26,203,190	32,895,330
	GE Instl Strategic Investment Fund	1,531,761	15,805,709	16,772,786
	Schwab Short-term Bond Market Fund®**	1,621,698	16,405,837	16,119,682
	Total mutual funds		584,827,479	680,173,649
	TOTAL		$ 1,385,121,381	$ 1,815,968,519

* A party in interest as defined by ERISA.
** Managed by a party in interest as defined by ERISA